SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                             AMC Entertainment Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.662/3 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   001669 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bruce S. Mendelsohn
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1333 New Hampshire Avenue N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 3, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

         Note:  Schedules  filed in paper format shall include a signed original
         and   five   copies   of  the   schedule,   including   all   exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         Continued on following page(s)
                               Page 1 of 38 Pages
                             Exhibit Index: Page 14

                                  SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 2 of 38 Pages


--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Investment Fund IV, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0 (See footnote below)
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 3 of 38 Pages


--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Overseas Partners IV, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization            Cayman Islands
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0 (See footnote below)
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 4 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Advisors IV, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                   *SEE THE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 5 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Management IV, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            Delaware
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 6 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Investment Fund V, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0 (See footnote below)
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 7 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Overseas Partners V, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0 (See footnote below)
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 8 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Advisors V, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 001669 10 0                                         Page 9 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  Apollo Management V, L.P.
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            PN
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D

CUSIP No. 001669 10 0                                        Page 10 of 38 Pages

--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------


                  AP Entertainment, LLC
--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of a Group


                  (a)   [_]


                  (b)   [X]
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4.       Source of Funds           OO
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------


         6.       Citizenship or Place of Organization                 Delaware
--------------------------------------------------------------------------------



Number of Shares    7.     Sole Voting Power              0
Bene-ficially       ------------------------------------------------------------
Owned by Each       8.     Shared Voting Power            0 (See footnote below)
Reporting Person    ------------------------------------------------------------
With                9.     Sole Dispositive Power         (See Item 5 below)
                    ------------------------------------------------------------
                    10.    Shared Dispositive Power       12,095,105 (See Item 5
                                                          below)
--------------------------------------------------------------------------------
                    11.    Aggregate Amount Beneficially Owned by Each Reporting
                           Person


                           12,095,105  shares of Common Stock (See Item 5 below)
--------------------------------------------------------------------------------
                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]
--------------------------------------------------------------------------------
                    13.    Percent  of Class  Represented      38.4% (See Item 5
                           by Amount in Row (11)               below)
--------------------------------------------------------------------------------

                    14.    Type of Reporting Person            OO
--------------------------------------------------------------------------------

(*) The Reporting Person together with the other Reporting Persons named herein may be deemed to beneficially own shares of the Issuer's Series A Preferred Stock that are convertible into shares of Common Stock as indicated herein, however, the Reporting Person has agreed pursuant to an Investment Agreement, dated as of April 19, 2001, by and among the Issuer, the Reporting Person named on this cover page and certain other persons named in such Investment Agreement, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, not to convert such Series A Preferred Stock into Common Stock except in connection with the disposition of such Common Stock to an unaffiliated third party. As such, notwithstanding the right of the Reporting Persons to elect directors as described herein, the Reporting Person has no ability to exercise voting power with respect to the Common Stock following conversion during such time period.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 11 of 38  Pages



         The Amendment No. 1 amends and supplements the following Items of the Statement on Schedule 13D (the "Schedule 13D") of Apollo Investment Fund IV, L.P. ("AIF IV"); Apollo Overseas Partners IV, L.P. ("AOP IV"); Apollo Investment Fund V, L.P.("AIF V"); Apollo Overseas Partners V, L.P. ("AOP V" and together with AIV IV, AOP IV and AIF V, the "Apollo Funds"); Apollo Advisors IV, L.P.; Apollo Management IV, L.P.; Apollo Advisors V, L.P.; and Apollo Management V, L.P. (collectively, the "Initial Reporting Persons"), originally filed on April 27, 2001 with the Securities and Exchange Commission with respect to the common stock, par value $0.662/3 per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Issuer"). Responses to each item below are incorporated by reference into each other item as applicable. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.



Item 2.  Identity and Background.

                  Item 2 is hereby amended and supplemented by adding the following text at the end thereof as follows:

                  AP Entertainment, LLC, a Delaware limited liability company ("AP LLC") is added as a Reporting Person for purposes of this amended Schedule 13D (and together with the Initial Reporting Persons, the "Reporting Persons"). AP LLC is a co-investment vehicle formed for the purpose of purchasing and holding securities of the Issuer. Management V is the manager of AP LLC, managing AP LLC's day to day operations, and has exclusive investment, voting, and dispositive power with respect to the shares of the Issuer held by AP LLC. The initial members of AP LLC consist of private securities investment funds managed by Ares Management, L.P., an affiliated investment manager of the Initial Reporting Persons. The address of AP LLC is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, New York 10577. During the last five years, AP LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has AP LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.

                                                             Page 12 of 38 Pages



Item 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and supplemented by adding the following text to the end thereto as follows:

                  The response to Item 5(c) is incorporated herein by reference.



Item 5.  Interest in Securities of the Issuer.

                  Item 5 is amended and supplemented as follows:

(a) and (b)

         After giving effect to the transactions reported in Item 5(c) hereof, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 86,480 shares of Series A Preferred Stock and 148,520 shares of Series B Preferred Stock. As previously reported, the shares of Series A Preferred Stock held by the Reporting Persons may be converted, in whole or in part, into Common Stock at a conversion price of $7.15 per share, subject to certain adjustments, with each share of Series A Preferred Stock being valued at the then current Series A Preferred Stock liquidation preference amount. Based on the foregoing, the Reporting Persons may be deemed to collectively own 12,095,105 shares of Common Stock assuming the conversion of the 86,480 shares of Series A Preferred Stock held by the Reporting Persons. Such 12,095,105 shares of Common Stock represents 38.4% of the Outstanding Shares (as described below), subject to certain restrictions on conversion of Series A Preferred Stock. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) 19,427,098 shares of Common Stock outstanding on April 19, 2001 based on information provided to the Reporting Persons by the Issuer and (ii) the shares of Common Stock issuable to the Apollo Funds (including AP LLC) upon conversion of the shares of Series A Preferred Stock currently held by such persons. The Reporting Persons may be deemed to collectively beneficially own in the aggregate 148,520 shares of Series B Preferred Stock. The shares of Series B Preferred Stock are not presently exchangeable into Series A Preferred Stock and therefore not presently convertible into Common Stock. Therefore, the Common Stock ownership information set forth in this Item 5 and in the cover pages to this Schedule 13D does not give effect to shares of Common Stock that would be received by the Apollo Funds (including AP LLC) upon a future potential exchange of their respective shares of Series B Preferred Stock into Series A Preferred Stock and upon conversion of such shares of Series A Preferred Stock into shares of Common Stock. Upon receipt of Shareholder Approval, shares of Series B Preferred Stock would be automatically exchanged into shares of Series A Preferred Stock. The number of shares of Common Stock into which shares of Series A Preferred Stock (including the shares of Series A Preferred Stock received upon exchange of the shares of Series B Preferred Stock) are convertible may vary upon the occurrence of certain events as described in Item 4. Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. See also the information contained on the cover pages to this Schedule 13D which is incorporated by reference. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Preferred Stock not directly held by them. Furthermore, the filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Act, the beneficial owner of the securities (including the Common Stock) of the Issuer described herein.

         The Reporting Persons may be deemed to have shared dispositive power with respect to an aggregate of 12,095,105 shares of Common Stock. As explained in the footnote to the cover pages to this statement on Schedule 13D, the Apollo Funds (including AP LLC) have agreed in the Investment Agreement not to convert any shares of Series A Preferred Stock into Common Stock until April 2006,

                                                             Page 13 of 38 Pages


except in connection with certain dispositions to unaffiliated third parties. As such, notwithstanding the right of certain of the Reporting Persons to elect directors as described in this Schedule 13D, the Reporting Persons have no ability to exercise voting power with respect to the Common Stock following conversion during such period.

(c) On June 29, 2001, the Apollo Funds transferred to AP LLC in a private transaction an aggregate of 3,680 shares of Series A Preferred Stock and an aggregate of 6,320 shares of Series B Preferred Stock, all at a price of $1,000 per share, for an aggregate purchase price of $10,000,000. The purchase by AP LLC was financed with cash on hand from contributions of members of AP LLC. All such contributions are in the ordinary course and pursuant to (equity) investor commitments initially to members of AP LLC and secondarily to AP LLC. See also
Item 2 above.

         On July 3, 2001, the Apollo Funds also sold in a private transaction to unaffiliated third parties an aggregate of 5,520 shares of Series A Preferred Stock and an aggregate of 9,480 shares of Series B Preferred Stock, all at a price of $1,000 per share, for an aggregate purchase price of $15,000,000. The form of the Securities Purchase Agreement is attached hereto as Exhibit 7 (the "Securities Purchase Agreement").


(d)      Not applicable.

(e)      Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended and supplemented by adding the following text at the end thereof as follows:

                  Pursuant to the  Securities  Purchase  Agreement  described in
Item 5(c) above, the Apollo Funds assigned to the Purchasers (as defined in the Securities Purchase Agreement) various participation rights with respect to the Apollo Funds' rights under the Registration Rights Agreement as well as certain tag-along rights with respect to certain sales by the Apollo Funds and their affiliates and participation rights with respect to certain purchases by the Apollo Funds and their affiliates. In addition, the Purchasers are subject to certain restrictions on the conversion of Series A Preferred Stock and on transfers of Series B Preferred Stock applicable to the Reporting Persons under the Investment Agreement. The Purchasers also agreed to certain additional restrictions on transfers of their respective Conversion Shares (as defined in the Securities Purchase Agreement) under the Securities Purchase Agreement, the terms of which are incorporated herein by reference.

                  The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Securities Purchase Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

                                                             Page 14 of 38 Pages


Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding thereto the following:

         Exhibit No.
         ----------
         6. Joint Filing Agreement dated as of July 3, 2001 by and among the Reporting Persons.

         7. Form of Securities Purchase Agreement by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc. and the Purchasers named therein.

                                                             Page 15 of 38 Pages








Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


July 3, 2001                         APOLLO INVESTMENT FUND IV, L.P.

                                     By:      APOLLO ADVISORS IV, L.P.
                                              its general partner

                                     By:      Apollo Capital Management IV, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President


July 3, 2001                         APOLLO OVERSEAS PARTNERS IV, L.P.

                                     By:      APOLLO ADVISORS IV, L.P.
                                              its managing general partner

                                     By:      Apollo Capital Management IV, Inc.
                                              its general partner

                                     By:      /s/ Michael D. Weiner
                                              ----------------------------------
                                              Name:    Michael D. Weiner
                                              Title:   Vice President


July 3, 2001                         APOLLO ADVISORS IV, L.P.
                                     its capacity as managing general partner to Apollo Investment Fund IV, L.P. and
                                     Apollo Overseas Partners IV, L.P.

                                     By:      Apollo Capital Management IV, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President

                                                             Page 16 of 38 Pages




July 3, 2001                         APOLLO MANAGEMENT IV, L.P.
                                     in its capacity as investment manager to Apollo Investment Fund IV, L.P. and
                                     Apollo Overseas Partners IV, L.P.

                                     By:      AIF IV Management, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President


July 3, 2001                         APOLLO INVESTMENT FUND V, L.P.

                                     By:      APOLLO ADVISORS V, L.P.
                                              its general partner

                                     By:      Apollo Capital Management V, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President


July 3, 2001                         APOLLO OVERSEAS PARTNERS V, L.P.

                                     By:      APOLLO ADVISORS V, L.P.
                                              its managing general partner

                                     By:      Apollo Capital Management V, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President

                                                             Page 17 of 38 Pages




July 3, 2001                         AP ENTERTAINMENT, LLC

                                     By:      Apollo Management V, L.P.
                                              its manager

                                     By:      AIF V Management, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President



July 3, 2001                         APOLLO ADVISORS V, L.P.
                                     in its capacity as managing general partner of
                                     Apollo Investment Fund V, L.P. and
                                     Apollo Overseas Partners V, L.P.

                                     By:      Apollo Capital Management V, Inc.
                                              its general partner

                                     By:       /s/ Michael D. Weiner
                                               ---------------------------------
                                               Name:    Michael D. Weiner
                                               Title:   Vice President


July 3, 2001                        APOLLO MANAGEMENT V, L.P.
                                    in its capacity as investment manager to Apollo Investment Fund V, L.P.
                                    and Apollo Overseas Partners V, L.P.

                                    By:      AIF V Management, Inc.
                                             its general partner

                                    By:       /s/ Michael D. Weiner
                                              ----------------------------------
                                              Name:    Michael D. Weiner
                                              Title:   Vice President